Via Facsimile and U.S. Mail
Mail Stop 6010

December 6, 2006

Ms. Arlene M. Morris
President and Chief Executive Officer
Affymax, Inc.
4001 Miranda Avenue
Palo Alto, CA 94304

Re: **Registration Statement on Form S-1, Amendment 3**
       Filed December 6, 2006
       File No. 333-136125

Dear Ms. Morris:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-12

1.   It appears that your Hematide renal clinical trials in the U.S. are ongoing, which appears to conflict with oral representations made to us by the company. Please revise your filing to clarify the current stage of your Hematide clinical trials. Tell

us why your conclusion you're your will complete Phase II trials for both the renal and oncology Hematide indications is a reasonable assumption in relation to your loss contract analysis.

Exhibit 23.3

2.   Prior to requesting acceleration of effectiveness, please amend your filing to include an updated consent from your valuation expert, Duff & Phelps.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amy Bruckner at (202) 551-3657 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Laura Berezin, Esq.
        Glen Sato, Esq.
        Cooley Godward Kronish LLP
        Five Palo Alto Square
        3000 El Camino Real
        Palo Alto, CA 94306-2155